FINISTERRE CAPITAL LLP
CODE OF ETHICS

Contents

A.	Bribery Policy

B.	Personal Gifts and Benefits Policy

C.	PAD Policy

D.	Pay to Play Policy

A.    Bribery Policy

The Bribery Act 2010 (“BA”) establishes four categories of offence:

1.	Bribing another person (Section 1 of BA);

•
Offer, promise or give (directly or indirectly) to another a financial or other advantage in connection with a person performing a relevant function improperly. A relevant function includes an activity connected to a business or performed in the course of employment where the person performing it was expected to perform it in good faith, impartially or in a position of trust.

2.	Being bribed (Section 2 of BA);

•	Request, agree to receive or accept a financial or other advantage in connection with a person performing a function improperly.

3.	Bribing a foreign public official (“FPO”) or offering a financial advantage (Section 6 of BA);

•	With the intention of influencing the FPO in his capacity, in order to obtain or retain business or an advantage in the conduct of business.

4.	Failure of a commercial organisation to prevent third parties paying bribes on its behalf (Section 7 of BA):

•
An associated person bribes another person intending to obtain or retain business or an advantage in the conduct of business for an organisation. It is a defence for the organisation to prove that despite a particular case of bribery it nevertheless had adequate procedures in place to prevent persons associated with it from bribing.

The first three offences are capable of being committed by an individual or an organisation, whilst the fourth can be committed by an organisation only.
The Bribery Act 2010 covers bribery of private persons as well as public officials, removes the requirement to prove a corrupt intent and introduces the corporate offence of failing to prevent bribery. Facilitation payments remain illegal under the Act, even if they are permitted by local custom.
The penalties for Bribery itself include 10 years imprisonment and an unlimited fine for individuals and an unlimited fine for companies. “Senior Officers” (broadly defined and includes directors) are also guilty of the same offence as the organisation they manage, where they are deemed to have given their consent or connivance to one of the offences referred to above. Omitting to act could be regarded as consent.

The proceeds derived from acts of bribery are likely to be considered as “criminal property” for the purposes of UK anti-money laundering legislation and should be reported to the Serious Organised Crime Agency (“SOCA”). Failure to do so can result in up to 5 years’ imprisonment and an unlimited fine. The penalties for money laundering are up to 14 years’ imprisonment and an unlimited fine.
Persons convicted of bribery may also be disqualified from holding a UK director position for up to 15 years.

Failing to prevent bribery
The offence of failing to prevent a person associated with the organisation from bribing another person on its behalf, only applies to “commercial organisations”. This includes entities incorporated in the UK, regardless of where they conduct their business AND entities incorporated outside of the UK that conduct their business in the UK.
An “associated person” includes persons who perform services for or on behalf of the organisation regardless of their capacity. This will generally include employees, agents, subsidiaries and joint venture partners.
Although it is a strict liability offence (i.e. there is no need to prove intent), it is a defence to demonstrate that despite the bribery taking place, the organisation had “adequate procedures” to prevent bribery.

No offence of bribing a FPO is committed if the FPO is permitted or required by applicable local laws to be influenced by the offer, promise or gift.

Extra-Territoriality of the Offences

The offences referred to under Sections 1, 2 and 6 of the BA are committed if (a) no ingredient of them takes place in the UK but the relevant act or omission would be an offence if it had taken place in the UK and (b) the individual offender has a close connection to the UK.

Defence - Adequate procedures
Anti-bribery procedures should be proportionate to the risks faced by an organisation. Small companies are not generally required to have policies as extensive as large multi-national organisations and where no risk of bribery exists, a organisation will not be required to have any anti-bribery procedures in place (although this is unlikely to be the case for most organisations and would be very difficult to prove without having conducted, and documented, a review of its bribery risks).

Principles
The guidance published by the Ministry of Justice1 (“the Guidance”), recommends that organisations adopt a risk based approach to managing the risk of bribery and establishes six key principles to assist organisations in creating robust policies and procedures. These principles are as follows:

1.
Proportionate procedures - the organisation should develop clear and precise policies and procedures to avoid the risk of bribery. These should be proportionate to the risk associated with the size, nature and complexity of the business and its activities and establish clear reporting lines and methods of escalating any issues identified.

2.
Top level commitment - the culture of the organisation should be seen to flow from senior management down. It is therefore important that the top-level management (board of directors, partners, governing body etc.) takes responsibility for communicating the organisation’s anti-bribery stance and ensuring it is adhered to.

3.
Risk assessment - a thorough assessment of the risks faced by the organisation should be conducted on an ongoing basis. This assessment should consider both the internal and external risks of bribery. In particular, transactions conducted in riskier jurisdictions or with foreign public officials should warrant a higher degree of assessment.

4.	Due diligence - where risks are identified, appropriate investigations should be conducted to ensure bribery is not occurring. This will include a review of all associated persons.

5.
Communication (including training) - the communication of the organisation’s policies and procedures is as important as the policies themselves and this should be evidenced. The senior management should ensure that all associated persons are aware of the organisation’s policies and procedures and agree to comply with them, or have adequate policies and procedures in place. Training should also be conducted for all staff initially when they join the firm and then on an ongoing basis as necessary.

6.
Monitoring and review - The policies and procedures should be reviewed annually and updated where appropriate. The organisation should also incorporate bribery into its internal monitoring programme and record any incidents and actions taken.

Policies and Procedures
Partners and employees may not give, agree to give or offer any benefit or other consideration to any person including a public official or an employee in the private sector as an inducement or reward for that person doing or not doing an act in relation to his principal affairs or business.
It is an offence just to offer such a gift or other consideration whether or not the offer is accepted or acted upon. The provision or acceptance of cash gifts is strictly prohibited. It

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1 "Guidance about procedures which relevant commercial organisations can put in place to prevent persons associated with them from bribing”.

should be noted that this is an area that is being closely scrutinised by the FCA and the Serious Fraud Office.
Partners and employees may not request, agree to receive or accept any benefit or other consideration from any person as an inducement or reward for doing or not doing an act in relation to his principal affairs or business.
In the event that such an offer is received, the partner or employee concerned should report that fact to the Chief Compliance Officer.
A quarterly self-certification of compliance with the firm’s anti-bribery policy should be provided to the Compliance.

Risk Assessment
The Firm is dedicated to ensuring that it adequately assesses and categorises risk. The Firm maintains a risk register detailing the risks to which the Firm is exposed. In assessing the Firm’s risk of bribery, it has considered five key areas:

•	Country Risk

•	Sectoral Risk

•	Transaction Risk

•	Business Opportunity Risk

•	Business Partnership Risk

Country Risk and Sectoral Risk
The Firm operates from a low risk jurisdiction, i.e. the UK. Nevertheless, the Firm recognises that its business involves transactions in certain emerging market jurisdictions with higher risk of bribery (country risk). In some instances, the industries in which the Firm invests, such as construction, infrastructure and extractive industries, may also present a higher risk of bribery (sectoral risk).
Notwithstanding the country and sectoral risk to which the Firm may be exposed, the Firm considers that its overall bribery risk is mitigated by the nature of its transactions and its internal controls.

Transaction Risk
The Firm transacts only with regulated counterparties.
All marketers receive training at least annually in anti-bribery issues and are required to certify compliance with the Firm’s anti-bribery policies and procedures on a quarterly basis.

Payments to marketers are reviewed by the Chief Executive Officer to ensure that they are in accordance with contractual terms and do not appear unusual. This will include any large transactions, a large number of small payments, unusual, complex or secret payments, payments where there are multiple counterparties, and payments where local government permission is required. Similarly, all expenses, including gifts and hospitality expenditure by partners and employees, are reviewed by the Chief Executive Officer. The Chief Executive Officer receives anti-bribery training and is aware of the role which his/her review plays in mitigating the Firm’s risk.
Except in rare cases, the Firm does not take a management role in its portfolio companies, such as a seat on the investee company’s management board. Where a partner or employee of the Firm does hold such a position, the sanction of the Firm’s Board is required and the Board will monitor the continued appropriateness of that position over time, via the Chief Compliance Officer. The Board’s assessment will include a consideration of the bribery risk presented by the investment and the partner or employee’s management position. The partner or employee concerned will enquire into the investee company’s anti-bribery policies and procedures, and will consider whether the contracts entered into or proposed by the investee company may indicate or present a risk of bribery. Any suspicions of bribery will be reported to the Chief Compliance Officer.

Business Opportunity Risk
The Firm regularly assesses its internal risk of bribery. In order to minimise this risk the Firm ensures:

•	The Board actively express a commitment to reducing the risk of financial crime, including bribery and corruption.

•	Policies and procedures are reviewed annually.

•	Staff are provided with relevant, understandable and effective training.

•	The Firm prohibits the provision of cash to staff (apart from de minimis amounts to cover small incidental expenses).

•	The Firm prohibits the receipt or giving of cash gifts.

•	The Firm requires gifts above £150 and hospitality above £250 in value (given or received) to be reported and maintains a register of such items.

•	References are sought and checked when recruiting new staff.

•	Quarterly self-certification by partners and employees that anti-bribery policies and procedures (among others) have been followed.

•	Quarterly self - certification by staff of their fitness and propriety and financial soundness.

•	The Firm maintains clear and confidential anti-bribery reporting lines.

•
Partners and employees are liable for disciplinary action, which may include summary dismissal, for failing to comply with the Firm’s policies and procedures, including its anti-bribery policies and procedures.

•	The Risk Register is regularly reviewed by Senior Management which includes the firm’s exposure to financial crime and bribery risk and the systems and controls in place to mitigate this risk.

Business Partnership Risk
The Firm does not use third party marketers based in any higher risk jurisdictions. Where the Firm uses the services of third parties marketers or agents to identify investment opportunities, the Firm ensures that the third parties are made aware that it does not condone any form of bribery, and are requested to confirm their own anti-bribery commitment. The Board approves all contracts with marketers or agents.

Employee Obligations
The Firm requires all employees to comply with its policies and procedures. Any breach of such provisions may result in disciplinary action by the Firm and potentially criminal prosecution. The Board has appointed the Chief Compliance Officer to take overall responsibility for the implementation and continued monitoring of the Firm’s anti-bribery policy.
All employees must report any concerns or suspicions of actual, attempted or suspected bribery to the Chief Compliance Officer. All reports will be fully investigated and reported to the Board.
It is important that you do not discuss your concerns or suspicions with anyone other than the Chief Compliance Officer, regardless of their seniority. The only exception is if your concerns relate to the Chief Compliance Officer him/herself; in these circumstances you should discuss your concerns with a senior partner.

B.    Personal gifts and benefits Policy

1.	Introduction

The Firm must take reasonable steps to prevent it or, any person acting on its behalf, from:

•	accepting or offering any inducements; or

•	directing or referring any actual or potential business to another person on its own initiative;

if it is likely to conflict with any responsibility the Firm has toward its Clients. In this regard, you are specifically reminded of the FCA’s Principle 6 - Clients' interests, which requires us to pay due regard to the interests of our Clients and treat them fairly.

2.	Prior Notification

All Staff are required to notify Compliance in writing of any gift or benefit given to or received from Clients or intermediaries valued at £150 or more. The Compliance Officer will maintain a register of all such notifications, for 5 years from the date of request.

3.	Ordinary business courtesy

The only exception to this rule is if a member of Staff gives or receives an “ordinary business courtesy” up to the value of £250. “Ordinary business courtesy” include business lunches, dinners, drinks and other reasonable business entertainment that is neither repeated nor excessive and the main purpose of which is to further business relationships. Therefore, for example, a dinner that costs more than £250 per person should be reported to Compliance.

4.	Cash and cash equivalents

Under no circumstances may cash or cash convertible gifts be offered or accepted. Any such gift offered in the course of, or in connection with, a current or prospective business relationship must be declined and reported immediately to Compliance.

5.	Quarterly self-certifications

At every quarter end, a signed self-certification form will be issued by Compliance and must be completed and returned to Compliance. This includes certifications relating to personal account dealings and gifts/inducements.

C.    Personal Account Dealing Policy

Personal Account Dealing Policy (“PAD Policy”) of Finisterre Capital LLP (the “Firm”) in relation to certain designated investments as defined in the FCA Handbook

Rules Reference:    FCA, COBS, 11.7; Rule 204A-1 under the Investment Advisers Act Please also refer to section 6.13.5 of the

Compliance Manual

Rules Summary:    The arrangements required under COBS 11.7 must in particular be designed to ensure that:

(1) each member of Staff is aware of the restrictions on personal transactions, and of the measures established by the firm in connection with the personal transactions and disclosure of the same; and
(2) the Firm is informed promptly of any personal account transactions entered into by any member of Staff, either by notification of that transaction or by other procedures enabling us to identify such transactions.

These procedures and restrictions do not extend to:

i.
collective investment schemes (“CIS”), registered open end funds (other than CISs and registered funds managed by the Firm or whose adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm), such as unit trusts and life policies (including those relating to the emerging markets in which the Funds invest, which are more explicitly described in the Funds’ offering documents (“Emerging Markets”));
ii. FX Trades not linked to a designated investment; and
iii. personal transactions effected under a discretionary managed portfolio service.

A. If a member of Staff is precluded from entering into a transaction for his/her own account he/she must not (except in the proper course of his/her employment):

i.	Advise or procure any other person to enter into such a transaction; or

ii.
Communicate any information or opinion to another person if he/she knows or ought to know, that the person will, as a result, enter into such a transaction, or counsel or procure some other person to do so.

B. This PAD Policy is drawn explicitly to the attention of each member of Staff, the contents of which are made a term of their contract of employment and detail the restrictions and the basis on which Staff may undertake personal account transactions.

C. Exceptions to the requirements and restrictions may be granted on a case-by-case basis but only in respect of legacy positions or where there would be no possible conflict with the interests of the Funds. Such exceptions shall be signed off by the Chief Compliance Officer.

D. Where there is doubt, reference should be made for the consent Compliance.

No other member of Staff may give permission to a personal account transaction. In the event that the Compliance Officer is absent, such approval may be obtained from the Chief Executive Officer who also approves personal account transactions for the Compliance Officer.

E. All Staff are expected to understand the types of instruments and markets in which the Funds invest.
F. You should note that the PAD Policy and your undertaking is legally binding and any breach of this PAD Policy can lead to your dismissal from the Firm and possibly from being employed within a controlled function in the financial services industry. Additional possible sanctions for a breach may include a court awarding damages against you for losses suffered by the Firm as a consequence of your acting in breach of the undertaking or disciplinary action taken against you by the FCA.

G. Procedures
These procedures and restrictions apply to each member of Staff of the Firm and their connected persons (e.g., spouses and children under 18).

The following sets out the rules for members of Staff with respect to personal investments which we have categorised as either “Prohibited Investments” or “Permitted Investments”. To the extent that an investment is not a Prohibited Investment it is a Permitted Investment.

i.    Prohibited investments:

Save in the case of investments already held by a member of Staff at the time of joining the Firm (in respect of which specific approval must be obtained from the Compliance Officer), no approval will be given in respect of the following investments (or any options or derivative instruments related thereto):

a. Emerging Markets listed equities or equities listed on a non-Emerging
Markets exchange with operations primarily in Emerging Markets ( “Emerging
Market Equities”);

b. fixed-income securities where the issuer is located in Emerging Markets or has substantially all of its operations located in Emerging Markets (“Emerging Market Debt”); and

c. any non-Emerging Market Equities position (long or short) or non-Emerging Market Debt position (long or short) held by a Fund, or which (to the best of a member of Staff’s knowledge and belief) is intended to be held by a Fund.

ii.	Permitted Investments

The following Permitted Investments will be subject to a 90 days holding period:

a. funds investing in global Emerging Markets Equities or funds dedicated to the equity market of a specific country or region of Emerging Markets; and

b. Emerging Markets country indices or baskets (including but not limited to exchange traded funds).

All other Permitted Investments will be subject to a 30 days holding period.
iii. Preclearance required

Members of Staff may not acquire:-

a.	any direct or indirect beneficial ownership in any securities in any initial public offering; or

b.
any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability (e.g., a hedge fund or a private equity fund, including hedge funds managed by the Firm); or

c.	any registered open end fund managed by the Firm or whose adviser or principal underwriter controls the Firm, is controlled by the Firm or is under common control with the Firm.
Unless, in either case, the Compliance Officer has given express prior written approval.

H. Reporting Obligations

i.    On joining, all members of Staff of the Firm will need to do the following:
a. sign an acknowledgement and declaration of continued compliance with the
PAD Policy; and
b. within 10 days of joining the Firm, submit recent personal account statements and a list of stocks and other holdings held by them together with details of all relevant brokers, which must be current as of a date no more than 45 days prior to the date the Staff member commenced employment.

ii. All investments, even Permitted Investments need to be promptly notified to the Compliance Officer in the form of email confirmation, broker statements, written trade confirmations or equivalent methods of confirmation (collectively, “Confirmations”). Confirmations must be submitted no later than 30 days following the end of each quarter.

iii. All members of Staff must sign a quarterly declaration of their personal account holdings and will need to provide personal account statements to the Compliance Officer annually, as well as more frequent statements on request.

I.    Prohibited Activities

Fraud, Deceit and Manipulation

All members of Staff are prohibited from engaging in any conduct that is deceitful, fraudulent, or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of securities by a Client.

No member of the Staff shall, directly or indirectly, in connection with the purchase or sale of a Security held or to be acquired (as described below) by a Client:

(i)	employ any device, scheme or artifice to defraud the Client;

(ii)
make any untrue statement of material fact or omit to state any material fact to the client necessary in order to make the statements made to the Client, in light of the circumstances under which they are made, not misleading;

(iii)	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Client; or

(iv)	engage in any manipulative practice with respect to the Client.

For purposes of this section, a “Security held or to be acquired” by a Client means:

(i)	any security that, within the most recent 15 calendar days, is or has been held by a Client, or is being or has been considered by the Firm for purchase by a Client; and

(ii)	any option to purchase or sell, and any security convertible into or exchangeable for, any security described above in (i).

Personal Account Dealing Declaration

A. I, ________________ acknowledge that I have read and understood the terms of the Personal Account Dealing Policy (the “PAD Policy”) of Finisterre Capital LLP and I agree to comply with all its terms.

B. As per the terms of the PAD Policy, I have provided to the Compliance Officer /set out below all stocks and securities that I currently hold, and agree to submit within 30 days of signing this undertaking:

i.	the recent statements of all personal accounts in which I may trade securities; and

ii.	details of all relevant brokers who make investments on my behalf.

C. I agree to notify the Compliance Officer at Finisterre Capital LLP of all investments that I enter into promptly in the form of email confirmation, broker statements, written trade confirmations or equivalent methods of confirmation.

D. I also agree to provide personal account statements on an annual basis and trade confirmations or other equivalent methods of confirmation in relation to investments that the brokers deal in/will be dealing in, on my behalf on request to the Compliance Officer at Finisterre Capital LLP.

________________________________________                ___________________
(Signature and Name of Staff member)                    Date

List of Securities:

Details of Personal Accounts held:

Details of Brokers who make investments on my behalf:

D.	Policies and Procedures Relating to U.S. Political Contributions and Payments to Third-Party Solicitors

I.	Introduction

To the extent Finisterre Capital LLP (“Finisterre” or the “Firm”) provides or seeks to provide investment advisory services to a government entity,2 Finisterre will take the measures described herein to seek to ensure that contributions to an official of such government entity and payments to any third party who is engaged to solicit advisory business from such government entity are not made with the purpose of influencing the award of an advisory contract or the decision to invest in a covered investment pool managed by Finisterre. All italicized terms used in these procedures are defined in Section III, “Definitions”.
In this regard, Finisterre has adopted policies and procedures in order to comply with Rule 206(4)-5 under the U.S. Investment Advisers Act of 1940, as amended (the “Rule”).3 The Rule, with certain exceptions, prohibits Finisterre from:

(i)
receiving compensation for providing investment advisory services to a government entity, directly or indirectly, for two years after Finisterre or any of its covered associates makes a contribution to an official of such government entity;

(ii)
coordinating, or soliciting any person or political action committee to make, (a) contributions to an official of a government entity to which Finisterre is providing or seeking to provide advisory services or (b) payments to a political party of a state or locality where Finisterre is providing or seeking to provide advisory services to a government entity; and

(iii)
making or agreeing to make payments to third parties to solicit advisory business from a government entity on behalf of Finisterre unless such third parties are registered investment advisers or registered broker-dealers who are themselves subject to similar restrictions regarding contributions to officials of government entities as Finisterre.

The Rule applies only to the extent that Finisterre provides or seeks to provide investment advisory services to a government entity, either directly or through a government entity’s

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2 Finisterre will be deemed to be seeking to provide investment advisory services to a government entity when it responds to a request for proposal, communicates with the government entity regarding the entity’s formal selection process for investment advisers or engages in some other solicitation of the government entity for the purpose of providing advisory services to such government entity, either directly or through a government entity’s investment in a covered investment pool managed by Finisterre.

3 Finisterre may have additional responsibilities under the code of conduct of a government program or plan it manages and/or the laws of the state or city in which such program or plan is located. (See, for example, the Code of Conduct of the New York State and Local Employees’ Retirement System, the New York State and Local Police and Fire Retirement System and the New York State Common Retirement Fund at www.osc.state.ny.us/pension/codeofconduct.pdf.)

investment in a covered investment pool managed by Finisterre.

II.    Procedures

These procedures seek to ensure that neither Finisterre nor any of its covered associates makes or has made a contribution in violation of the restrictions on political contributions that Finisterre has adopted herein on or after March 14, 2011. In addition, these procedures prohibit Finisterre from paying or entering into an agreement to pay a third party on or after September 13, 2011 to solicit advisory business from a government entity on its behalf unless such third party has affirmed its status as a regulated person.

A)	Prohibited Political Contributions

(i)	Political Contributions to:

a.
Candidates: Except for certain de minimis contributions (described below), covered associates of Finisterre are prohibited from making any contribution to any person (including any election committee for the person) who is an incumbent, candidate or successful candidate for U.S. state or local office, including any such person who is running for U.S. federal office (a “Candidate”), on or after March 14, 2011.

b.
Political Action Committees and State and Local Political Parties: Except for certain de minimis contributions (described below), covered associates of Finisterre are prohibited from making any contribution to a political action committee or a state or local political party closely associated with a Candidate on or after March 14, 2011.

Certain De Minimis Contributions: Covered associates of Finisterre are permitted to make contributions per election of up to $350 in the case of a contribution to an official for whom such covered associate is entitled to vote and up to $150 in the case of a contribution to an official for whom such covered associate is not entitled to vote, provided that the covered associate represents that such contribution was not made with the purpose of influencing the award of an advisory contract or the decision to invest in a fund managed by the Firm and is not likely to have the effect of influencing the award of an advisory contract or the decision to invest in a fund managed by the Firm.

(ii)	Coordination and Solicitation of Contributions and Payments

Covered associates of Finisterre are prohibited from :-

a.
coordinating or soliciting any person or political action committee on or after March 14, 2011 to make (a) a contribution to a Candidate, or (b) a payment to a political party of a U.S. state or locality for the purpose of influencing the award of an advisory contract or the decision to invest in a covered investment pool managed by Finisterre; or

b.	allowing a Candidate to use their name or the Finisterre name on any fundraising literature, or

c.	sponsoring a meeting or conference which features a Candidate as an attendee or guest speaker and which involves fundraising for such person.

(iii)
Exception for Certain Returned Contributions: The prohibition of the Rule (on receiving compensation for providing advisory services to a government entity for two years after Finisterre or a covered associate has made a contribution to an official of such government entity) will not apply in certain instances where the triggering contribution is returned. In the event the Chief Compliance Officer discovers that a covered associate has made a contribution in violation of these procedures, the Chief Compliance Officer will within four months after the date of the contribution and 60 days after discovering the contribution, require the covered associate to seek to obtain a return of the contribution and hereby informs the covered associate that the failure to do so may result in termination of the covered associate’s employment with the Firm without prior notice. Finisterre’s reliance on this exception for returned contributions is limited to no more than two times per a 12-month period and no more than once for each covered associate, regardless of the time period.

(iv)	Indirect Violations: Neither Finisterre nor any of its covered associates may do anything indirectly that would result in a violation of these procedures.

(v)
Certification of Compliance with the Procedures. Each covered associate will be required to make a quarterly certification that he or she has not made a direct or indirect contribution or payment to a Candidate, a political action committee or a political party of a U.S. state or political subdivision thereof on or after March 14, 2011 in violation of these procedures.

B)	Special Disclosure Prior to Hire, Promotion or Transfer

(i)
Prior to the hiring, promotion or transfer of a person that would result in such person serving as a covered associate of Finisterre, such person will be required to disclose, as a condition of the hiring, promotion or transfer, all of the contributions and payments made by such person to Candidates, political action committees and U.S. state and local political parties within the preceding two years (if the person will solicit clients for Finisterre) or six months (if the person will not solicit clients for Finisterre), but not prior to March 14, 2011. To the extent Finisterre is aware that the person has made a contribution or payment in violation of these procedures, Finisterre will make a determination as to whether to hire, promote or transfer such person to serve as a covered associate.

(ii)
Finisterre will include a representation in its US employment agreements dated on or after March 14, 2011 that the employee has not, within the preceding two years (if the employee will solicit clients for the Firm) or six months (if the employee will not solicit clients for the Firm), made a contribution to (a) any person (including any election committee for the person) who is an incumbent, candidate or successful candidate for state or local office, including any such person who is running for federal office, (b) a political action committee, or (c) a state or local political party, other than those contributions that were made prior to March 14, 2011 or that are disclosed to the Firm.

C)	Payments to Third Parties to Solicit Advisory Business from Government Entities

(i)
Review and Approval of Third Party Solicitation Agreements: Compliance will review and approve each third party solicitation agreement or arrangement prior to Finisterre entering into such agreement or arrangement.

(ii)
Required Disclosure by Regulated Persons: Prior to Finisterre providing or agreeing to provide payment to a third party on or after September 13, 2011 to solicit advisory business from a government entity on its behalf, the Chief Compliance Officer will require the third party to provide, as a condition to Finisterre engaging such third party, a written representation regarding its status as a regulated person.

(iii)
Ongoing Review of Regulated Person Status: In the event Finisterre provides or agrees to provide payment to a third party on or after September 13, 2011 to solicit advisory business from a government entity, Finisterre will require such third party to provide Finisterre with satisfactory representations that the third party meets and will continue to meet the definition of a regulated person as of such date or will obtain such other evidence as Finisterre deems satisfactory to verify such third party’s status as a regulated person as of such date.

(iv)
Recordkeeping: Finisterre will keep a list of the name and business address of each regulated person to whom Finisterre provides or agrees to provide, on or after September 13, 2011, directly or indirectly, payment to solicit a government entity for investment advisory services on its behalf.

III.    Definitions

“Contributions” means gifts, subscriptions, loans, advances, deposits of money, or anything of value made for: (i) the purpose of influencing any election for U.S. federal, state or local office; (ii) payments of debt incurred in connection with any such election; or (iii) transition or inaugural expenses of the successful candidate for state or local office.
“Covered associates” means (i) the Firm’s general partners, managing members, executive officers and other individuals with a similar status or function; (ii) the Firm’s employees who solicit a government entity for the Firm and persons who supervise, directly or indirectly, such employees; and (iii) any political action committee controlled by the Firm or by any person described in (i) or (ii) above. An “executive officer” of the Firm means the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer of the Firm who performs a policy-making function or any other person who performs similar policy-making functions for the Firm.
“Covered Investment Pool” means (i) an investment company registered under the U.S. Investment Company Act of 1940 that is an investment option of a plan or program of a government entity or (ii) any company that would be an investment company under section 3(a) of the U.S. Investment Company Act of 1940, but for the exclusion provided from that definition by either section 3(c)(1), section 3(c)(7) or section 3(c)(11) of that Act.
“Government entity” means any U.S. state or political subdivision of a state, including (i) any agency, authority or instrumentality of the state or political subdivision; (ii) a pool of assets sponsored or established by the state or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to, a “defined benefit plan” as defined in section 414(j) of the U.S. Internal Revenue Code, or a state general fund; (iii) a plan or program of a government entity; and (iv) officers, agents or employees of the state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.
“Official” means any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity if the office (i) is directly or indirectly responsible for, or can influence the outcome of, the hiring of the Firm by the government entity or (ii) has the authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of the Firm by the government entity.
“Payments” means gifts, subscriptions, loans, advances or deposits of money or anything of value.
“Regulated person” means

(i)
an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) that has not, and whose covered associates have not, within two years of soliciting a government entity, (A) made a contribution to an official of that government entity other than as permitted by Rule 206(4)-5(b)(1), and (B) coordinated or solicited any person or political action committee to make any contribution to an official of a government entity to which the Firm is providing or seeking to provide investment advisory services or payment to a political party of a state or locality where the Firm is providing or seeking to provide investment advisory services, or

(ii)
a “broker”, as defined in section 3(a)(4) of the U.S. Securities Exchange Act of 1934, or a “dealer”, as defined in section 3(a)(5) of that Act, that is registered with the SEC and is a member of a national securities association registered under section 15A of that Act (e.g., the U.S> Financial Industry Regulatory Authority, Inc.), provided that (A) the rules of the association prohibit members from engaging in distribution or solicitation activities if certain political contributions have been made and (B) the SEC, by order, finds that such rules impose substantially equivalent or more stringent restrictions on broker-dealers than the restrictions imposed by Rule 206(4)-5 of the Advisers Act and that such restrictions are consistent with the objectives of such Rule.

“Solicit” means (i) with respect to investment advisory services, to communicate, directly or indirectly, for the purpose of obtaining or retaining a client for, or referring a client to, the Firm, and (ii) with respect to a contribution or payment, to communicate, directly or indirectly, for the purpose of obtaining or arranging a contribution or payment.

Finisterre Capital Political Contribution Undertaking
To: The Firm

•
I undertake to observe the Firm’s policies and procedures relating to political contributions to any person (including any election committee for the person) who is an incumbent, candidate or successful candidate for U.S. state or local office, including any such person who is running for U.S. federal office (a “Candidate”), on or after March 14, 2011.

•
I hereby affirm that I have not on or after March 14, 2011: (i) made a contribution to a Candidate other than any de minimis contributions; or (ii) made any contribution to a political action committee or a state or local political party that is closely associated with a Candidate other than any de minimis contributions

•
I affirm that if I have made any de minimis contributions, such contributions were not made with the purpose of influencing the award of an advisory contract or the decision to invest in a fund managed by the Firm and such contributions are not likely to have the effect of influencing the award of an advisory contract or the decision to invest in a covered investment pool managed by the Firm.

•
I hereby confirm that I have not coordinated with or solicited any person or political action committee to make (a) a contribution to a Candidate, or (b) a payment to a political party of a state or locality for the purpose of influencing the award of an advisory contract or the decision to invest in a covered investment pool managed by the Firm.

•	I further affirm that I have not done anything indirectly that would result in a violation of these procedures.

Signed ____________________________

Date ______________________________

Print Name _________________________

Retain a copy and forward to the Compliance Officer